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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Javelin Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Javelin Securities LLC

(No. and Street)

10 EAST 40th STREET SUITE 1310   10016

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Pollock 917-282-4703

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC

(Name – *if individual, state last, first, middle name*)

125 E Lake Street Suite   Bloomingdale   IL   60108

(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JWS

OATH OR AFFIRMATION

I, John W Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Javelin Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

John W Sullivan
Signature

President
Title

Notary Public

02/25/2020
DATE

DANIEL BARRON
Notary Public
Commonwealth of Massachusetts
My Commission Expires June 10, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Javelin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Javelin Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Javelin Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Javelin Securities, LLC stated that Javelin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2019 without exception. Javelin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Javelin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2020

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Javelin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Javelin Securities, LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Javelin Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Javelin Securities, LLC's management. Our responsibility is to express an opinion on Javelin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Javelin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Javelin Securities, LLC's financial statements. The supplemental information is the responsibility of Javelin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Javelin Securities, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2020

Javelin Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	13,328
Other Assets		604
Total Assets		13,932

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		2,500
Total Liabilities		2,500
Capital		
Member's Equity		11,432
		11,432
Total Liabilities and Member's Equity	$	13,932

Javelin Securities LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2019

Operating expenses:		
Finop fees		2,250
Regulatory fees		2,120
Complaince Fees		690
Audit fees		6,956
		12,016
Net Loss	$	(12,016)

Javelin Securities LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Cash flows from operating activities:		
Net income (loss)	$	(12,016)
Net Cash used in Operations		(12,016)
Cash Provided by Investing Activities ::		
Decrease in due to Javelin		(6,000)
Increase in Accounts payable		2,500
Increase in Other Assets		(354)
Capital Contribution		11,000
Net decrease in cash during the year		(4,870)
Cash, beginning of year		18,198
Cash, end of year	$	13,328
Supplement disclosure information :		
Cash Paid during year for Interest		-
Income Tax Payments		-

See notes to financial statements

Javelin Securities LLC
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2019

Capital		
Member's Equity	$	11,432
Non Allowable Assets		(603)
Net capital	$	10,829
Aggregate indebtedness	$	2,500
Computation of basic net capital requirement		
Minimum dollar net capital required	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	5,829
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	4,829
Percentage of aggregate indebtedness to net capital		0.2309

There was a differences between the net capital reported by the company in Part 11A of the focus report and these financial statements.

Net Capital Per Financial Statements	10,829
Net Capital by company in Part11A of focus report	10,329
Difference - Increase in net Capital	500

Javelin Securities LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2019

Balance, January 1, 2019	$	12,448
Capital Contribution		5,000
Transfer from Accounts Payable		6,000
Net Loss		(12,016)
Balance, December 31, 2019	$	11,432

See notes to financial statements

JAVELIN SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. Nature of Business

Javelin Securities LLC (the "Company") is a Limited Liability Company engaged in the business of brokering corporate bonds and other debt instruments. The Company introduces the buyer and seller to a clearing broker who clears the trade. The Company has no risk in the eventual settlement of the trade. Under an agreement with the clearing broker, the Company is entitled to receive a share of the commissions charged. On September 27, 2011 the Company changed its name from IDX Derivatives, LLC. At that time the Company was wholly owned by IDX, Capital, LLC. On June 18, 2012, FINRA, approved the change of ownership of the Company by Javelin Capital Markets, LLC. The Company is wholly owned by Javelin Capital Markets, LLC. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2(i).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Going Concern

The Company had no gross income for the year 2019 and is in the process of filing a CMA for change of ownership. The firm intends to do private placements in 2020.

3. Summary of Significant Accounting Policies

During 2019 the company had no brokerage transactions

A. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

B. Related Party Transactions

The Company has entered into a management agreement with its Parent Company wherein it is agreed that the Parent Company will provide managerial and administrative assistance. There is no current office lease at the present time. In 2019 the firm received nor paid monies for rent or admin fees. There were no monies due on December 31, 2019.

4. Income Taxes

As a Limited Liability Company, any income earned is reported by the Member who is liable for the taxes. Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

5- Revenue Recognition

The company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2019, or to revenue for the twelve months ended December 31, 2019 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

_6- Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company introduces the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk is associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2019, the Company's net capital of $ 10,828 was $ 5,828 in excess of its required net capital of $5,000. The Company's AI ratio was 23.09%.

8- Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company are not required to compute 15c3-3 Reserve Requirements.

9- Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company are not subject to Possession and Control Requirements under SEC Rule 15c3-3.

10- Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments. The firm received 2,000 of additional capital from January 2020 to the date of this report.

Javelin Securities LLC Assertions:

Javelin Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Javelin Securities LLC

I, John W. Sullivan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John W. Sullivan
CEO

February 25, 2020